Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information in this report contains forward-looking statements. All statements other than statements of historical fact made in this report are forward looking. In particular, the statements herein regarding industry prospects and future results of operations or financial position are forward-looking statements. These forward-looking statements can be identified by the use of words such as “believes,” “estimates,” “could,” “possibly,” “probably,” anticipates,” “projects,” “expects,” “may,” “will,” or “should” or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Our actual results may differ significantly from management’s expectations.

The following discussion and analysis should be read in conjunction with our financial statements, included herewith. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of our management.

A. Operating Results

Overview

Our Business

Historically, we generated revenues primarily from our loan facilitation services, post-origination services, and other related services. On December 30, 2020, we completed the disposal of P2P Business, which historically operated our loan facilitation services, post-origination services, and other related services.

Since August 2017, the Company started its microlending business and lent funds to borrowers up to their approved credit through its consolidated VIE. Interest income from microlending business was recognized based on the contractual interest rates of the loan. Since May 2019, the Company has ceased to issue new loans. In May 2020, the Company launched its social E-commerce business as a new business line for business transition The Company cooperate with major domestic e-commerce platforms and services marketplaces to offer high-quality and affordable products to consumers in China, and earn commission from those e-commerce platforms. In May 2023, the Company disposed its social E-commerce related business, as a result, the operating results of social E-commerce business and microlending business have been retrospectively reclassified under discontinued operations for the periods ended September 30, 2022 and 2023, respectively. As of September 30, 2023, the outstanding balance of loan receivable, net of allowance was nil.

On January 4, 2022, we incorporated Akso Online Meditech Co., Ltd. (“Akso Online MediTech”) in the State of Wyoming and have begun the sale of COVID-19 Rapid Antigen test kits through Akso Online Meditech as of the date of this report. Akso Online Meditech has entered into a supply agreement to purchase “iHealth” branded COVID-19 Rapid Antigen test kits from its supplier and sells these test kits to distributers in the United States. Since the end of COVID-19 in the beginning of 2023, the Company ceased the sale of COVID-19 Rapid Antigen test kits in US market.

On January 26, 2022, we incorporated Qingdao Akso Health Management Co., Ltd. (“Qingdao Akso”) in Shandong Province, China and have begun the sales of medical devices through Qingdao Akso since April 2022. Qingdao Akso has entered into supply agreements to purchase medical devices such as defibrillators, anesthesia laryngoscope from its supplier and sells these devices to distributers or end-users in China.

Our net revenues were USD11.9 million and USD 0.9 million for the six months ended September 30, 2022 and 2023, respectively. We had net income of USD 0.8 million and net losses of USD 3.5 million for the six months ended September 30, 2022, and 2023, respectively.

The e-commerce business

We were formally known as Hexindai Inc., and used to be engaged in the business of providing online facilitation related services via our consumer lending marketplace in China, facilitating loans to meet the increasing consumption demand of the emerging middle class in China from 2017 to 2019. Hexindai Inc. was a mobile e-commerce and consumer lending platform in China until it disposed of Hexin E-Commerce in December 2020 and changed its name to Xiaobai Maimai Inc. As part of its transition into the social e-commerce platform business, in May 2020, we launched a new form of social e-commerce mobile platform, Xiaobai Maimai App, offering high-quality and affordable branded products. Xiaobai Maimai leverages its cooperation with major domestic e-commerce platforms and services marketplaces as part of its integrated buyer resources to select and source the most desirable goods and services. Xiaobai Maimai rewards customers with a small commission for every purchase, share or recommendation of a product made to friends.

In August 2020, Xiaobai Maimai underwent an upgrade to offer an even wider variety of high-quality products covering food and beverage, wine, cosmetic products, fashion and apparel, entertainment, houseware, home appliances and cost-saving promotions at petrol gas stations nationwide. On Xiaobai Maimai App, customers can easily compare superior products at competitive prices without having to change their shopping preferences or switch between different online merchants. It is also a convenient, one-stop platform for customers to not only save big on daily necessities when they shop online, but also stay informed of the latest promotions with attractive discounts, coupons and rebates on the application.

In May 2023, the Company disposed its social E-commerce business for cash consideration of US$215,000 and currently focus on healthcare equipment and products trading.

Healthcare equipment and products trading and radiation oncology service business

Sales of medical devices

Through our operating subsidiaries, Akso Online Meditech and Qingdao Akso, we are mainly specialized in the sales of medical devices both in China and the United States.

Since February 2022, Akso Online Meditech purchased “iHealth” branded COVID-19 Rapid Antigen test kits from a supplier in Hong Kong and sold these test kits to distributors in the United States. Since the end of COVID-19 in the beginning of 2023, the Company ceased the sale of COVID-19 Rapid Antigen test kits in US market.

Since April 2022, the Company has engaged in the sale of medical devices such as defibrillators and anesthesia laryngoscope through its subsidiary, Qingdao Akso, in China. Qingdao Akso purchases these medical devices in bulk from its suppliers and distributes the products to downstream distributors and end-users.

Akso Health’s radiation oncology services business

On September 24, 2021, the Board of Directors approved our new business plan to enter the radiation oncology services market in the U.S. On September 26, 2021, we signed a product purchase agreement with a third-party supplier to purchase equipment for the new cancer therapy and radiation oncology business. The total price of the equipment was approximately US$12.7 million. We prepaid 80% of the purchase price and planned to pay the balance after the equipment was received and installed. In February 2022, affected by the continuous influence of COVID-19 and the global chip shortage, we terminated the purchase agreement and the prepayment for equipment purchase has been refunded. We intend to keep pursuing business opportunities in this sector under the guidance of Dr. Yingxian Liu.

Discontinued Operations

Due to the disposal of the social E-commerce business, which represented a strategic shift and had a major effect on the Company’s results of operations, revenues, costs and expenses related to the social E-commerce business have been reclassified in the accompanying consolidated financial statements as discontinued operations for all the periods presented.

Property

All operation of the Company occurred in Qingdao Qingbao Business Secretary Co., Ltd’s facility. The facility’s address was:

Room 2022-0010 (A), 1st Floor, East Office Building, No. 45 Beijing Road, Qianwan Bonded Port Area, Qingdao Area, China (Shandong) Pilot Free Trade Zone, Qingdao City, Shandong Province, China.

Qingdao Qingbao Business Secretary Co., Ltd permits the Company to use these premises free of charge.

Key Components of Results of Operations

Revenues

Revenues generated from sales of medical devices. The following table sets forth the revenues by amounts for the periods presented:

	For the six months ended September 31,
	2022	2023
	USD	USD

Sale of medical devices	11,858,313	894,768
Business and sales related taxes	(1,231)	(1,185)
Net Revenues	11,857,082	893,583

Sale of medical devices

Since February 2022, through its subsidiary Akso Online MediTech, the Company engaged in the sale of Covid-19 Antigen Rapid Tests in U.S. market. Akso Online MediTech purchases medical devices in quantity and distributes products primarily to medical products dealers. The deliveries may take one day or longer depending on the customers’ location. Revenue from sales of merchandise to non-retail customers is recognized when the merchandise is transferred to customers. There was no sales return since the start of the business. Since the end of COVID-19 in the beginning of 2023, the Company ceased the sale of COVID-19 Rapid Antigen test kits in US market.

Since April 2022, through its subsidiary Qingdao Akso, the Company engaged in the sale of medical devices such as defibrillators and anesthesia laryngoscope in market of China. Qingdao Akso purchases those medical devices in quantity and distributes products to medical products dealers and ender-users. The deliveries may take one day or longer depending on the customers’ location. Revenue from sales of merchandise to non-retail customers is recognized when the merchandise is transferred to customers. There was no sales return since the start of the business.

Cost of goods sold

Cost of goods sold consist primarily of purchase price of COVID-19 Antigen Test kits, defibrillators and anesthesia laryngoscope related to the sale of medical devices.

Operating expenses

Our operating expenses primarily consist of sales and marketing expenses and general and administrative expenses. The following table sets forth a breakdown of our operating costs and expenses for the periods indicated:

	For the six months ended September 31,
	2022	2023
	USD	USD
Operating expenses
Sales and marketing	100,255	—
General and administrative	1,245,786	2,354,678
Total operating expenses	1,346,041	2,354,678

Sales and marketing expenses

Sales and marketing expenses consist primarily of channel fee, expenses for building our brand recognition and salaries and benefits related to our sales and marketing team.

General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits related to our management, accounting and finance, legal and human resources teams, bad debt allowance and other operating expenses.

Income Taxes

The Company accounts for income taxes under ASC Topic 740, Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements.

	For the six months ended September 31,
	2022	2023
	USD	USD
NET REVENUES	11,857,082	893,583
Cost of goods sold	10,731,201	854,753
Gross Profit	1,125,881	38,830
OPERATING EXPENSES
Sales and marketing	100,255	—
General and administrative	1,245,786	2,354,678
Total operating costs and expenses	1,346,041	2,354,678
LOSS FROM CONTINUING OPERATIONS	(220,160)	(2,315,848)
Total other income (loss), net	1,878,771	(722,820)
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	1,658,611	(3,038,668)
Provision for income tax	11,746	24,869
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	1,646,865	(3,063,537)
Net loss from discontinued operations, net of income taxes	(820,429)	(3,905)
Loss from disposal of discontinued operations, net of income taxes	-	(389,576)
Total loss from discontinued operations	(820,429)	(393,481)
NET INCOME (LOSS)	826,436	(3,457,018)

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is considered an exempted Cayman Islands Company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. Consequently, income taxes are not reflected in the Company’s financial statements.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of our net revenue This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this Form 6-K. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

The following table sets forth our revenues breakdown for the periods indicated:

	For the six months ended September 31,
	2022	2023
	USD	USD
Revenues(1)
Sale of medical devices	11,858,313	894,768
Business and sales related taxes	(1,231)	(1,185)
Net Revenues	11,857,082	893,583

(1)	Represents amounts net of VAT.

Six Months Ended September 30, 2023 Compared to Six Months Ended September 30, 2022

Net revenues Net revenues generated for the six months ended September 30, 2023 was US$0.9 million, representing a decrease of 92.5% from US$11.9 million for the six months ended September 30, 2022.

●	Sale of medical devices Revenue from medical devices was US$0.9 million, decrease from US$11.9 million for the six months ended September 30, 2022, the decrease was primarily due to decrease of revenue from sales of iHealth COVID-19 test kits in the half year of fiscal year 2022 for the end of Covid-19 in the end of 2022.

Cost of goods sold Cost of goods sold for the six months ended September 30, 2023 were US$0.9 million, representing a decrease of 92.0% from 10.7 million for the six months ended September 30, 2022. The decrease was primarily due to the decrease of revenue.

Operating expenses Total operating costs and expenses for the six months ended September 30, 2023 were US$2.4 million, representing an increase of 74.9% from US$1.3 million for the six months ended September 30, 2022. The increase was primarily due to an increase in general and administrative expenses.

●	Sales and marketing expenses Sales and marketing expenses for the six months ended September 30, 2023 were nil, a decrease from US$0.1 million for the six months ended September 30, 2022. The decrease was primarily due to a decrease in advertising expenses.

●	General and administrative expenses General and administrative expenses for the six months ended September 30, 2023 were US$2.4 million, an increase of 89.0% from US$1.2 million for the six months ended September 30, 2022. The increase was primarily attributable to the increase of allowance of 1.4 million for uncollectable account receivables for the six months ended September 30, 2023.

Total other income (expense)  Other expenses was US$0.7 million for the six months ended September 30, 2023, compared with other income of US$1.9 million for the six months ended September 30, 2022, the changes was primarily attributable to exchange losses.

Provision for income tax Our income tax expense was US$24,869 for the six months ended September 30, 2023, as compared to US$11,746 for the six months ended September 30, 2022.

Net (loss) income from continuing operations Net loss from continuing operations, net of income taxes, for the six months ended September 30, 2023, was US$3.1 million, compared to net income of US$1.7 million in the same prior period of six months ended September 30, 2022.

Net (loss) from discontinued operations, net of income taxes Net (loss) from discontinued operation, net of income tax, for the six months ended September 30, 2023 was US$ 3,905, a decrease of 99.5% from US$0.8 million in the same period of six months ended September 30, 2022.

(Loss) from disposal of discontinued operations, net of income taxes (Loss) from disposal of discontinued operation, net of income taxes, for the six months ended September 30, 2023 was US$0.4 million, compared to nil for the same period of six months ended September 30, 2022. The Company completed the disposal of its social E-commerce business in May 2023.

Total loss from discontinued operations Total losses from discontinued operations, net of income taxes, for the six months ended September 30, 2023, was US$0.4 million, compared to net losses of US$0.8 million in the same prior period of six months ended September 30, 2022. The Company completed the disposal of its social E-commerce in May 2023.

Net income(loss) As a result of the above factors, the Company had net losses of US$3.5 million for the six months ended September 30, 2023, compared to net income of US$0.8 million for the six months ended September 30, 2022.

Changes in Financial Position

As of September 30, 2023, our cash and cash equivalents were US$9.2 million, representing an increase of US$1.3 million from US$7.9 million as of March 31, 2023, mainly due to collection of loan receivable. For the six months ended September 30, 2023, our net cash provided by operating activities was US$0.2 million, compared to net cash used in operating activities of US$1.3 million for the six months ended September 30, 2022, our net cash provided by investing activities was US$1.5 million, compared to net cash provided by investing activities of US$20.0 million for the six months ended September 30, 2022, our net cash provided by financing activities was US$0.4 million, compared to net cash used in financing activities of US$27.5 million for the six months ended September 30, 2022.

Recent Developments

On November 17, 2023, the Company announced its new business plan to explore online hospital and chain pharmacies segments in China. The Company plans to acquire online hospital(s) in certain cities of China which provides online medical consultations for initial diagnosis, follow-up consultations, and management of chronic diseases, providing patients with an efficient and convenient solution to manage their health online through their smartphones or computers. In addition to acquire online hospital(s), the Company also plans to acquire multiple independent pharmacies nationwide throughout China, integrating and operating the pharmacies as a chain using our extensive offline resources and IT solutions. The Company plans to build a new type of pharmacy operation and management system, as well as digital operation and sales solutions for its pharmacies, thereby enhancing its competitiveness and overcoming the current difficulties in the industry. As of the date of this report, the Company has not entered into any binding agreement nor letter of intent with regard to acquisition of online hospitals or pharmacies.

On November 16, 2023, the Company entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell up to an aggregate of 53,608,910 units (the “Units”), each Unit consisting of one Ordinary Share of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase one Share (“Warrant”) with an initial exercise price of $0.52875, or approximately $1.59 per American depositary share of the Company (“ADS”), at a price of $0.423 per Unit, or approximately $1.27 per ADS for an aggregate purchase price of approximately $22.68 million (the “November Offering”). The net proceeds to the Company from such November Offering was approximately $22.6 million and shall be used by the Company for working capital and general corporate purposes. The November Offering closed on November 21, 2023.

On October 2, 2023, Akso Health Group (the “Company”) entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell an aggregate of 35,739,270 units (the “Units”), each Unit consisting of one Ordinary Share of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase one Share (“Warrant”) with an initial exercise price of $0.48875, or approximately $1.47 per American depositary share of the Company (“ADS”), at a price of $0.391 per Unit, or approximately $1.17 per ADS for an aggregate purchase price of approximately $14 million (the “October Offering”). The net proceeds to the Company from such October Offering was approximately $14 million and shall be used by the Company for working capital and general corporate purposes. The October Offering closed on October 17, 2023.

Recent Accounting Pronouncements

Recently adopted accounting pronouncements

There are no recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, consolidated statements of operations and comprehensive loss (income) and consolidated statements of cash flows.

B. Liquidity and Capital Resources

We have financed our operations primarily through cash provided by operating activities, the loans from third parties and shareholder, and proceeds from private placement and short term loan from SOS Information Technology New York, Inc. We plan to finance our future operations primarily from cash generated from our operations and cash on hand. As of September 30, 2023, we had US$9.2 million in cash on hand and cash deposited with banks. As of September 30, 2023, our working capital (excluding the amount due from related parties) amounted to US$5.3 million, respectively.

We expect that substantially a majority of our future revenues will be denominated in Renminbi, and part of our revenue, expenses, cash and cash equivalents are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars.

Substantially all of our operations are conducted in China, and all of our revenue, expenses, cash and cash equivalents are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars.

We have limited financial obligations dominated in U.S. dollars, thus the foreign currency restrictions and regulations in the PRC on dividend distribution will not have a material impact on our liquidity, financial condition and results of operations.

Our capital expenditures consist primarily of expenditures for the purchase of property, equipment and software. We made capital expenditures of nil for the six months ended September 30, 2023.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our PRC subsidiaries, including our joint venture and our consolidated affiliated entities in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon direct and indirect dividends paid by our subsidiaries and consolidated affiliated entities. If any of our subsidiaries or consolidated affiliated entities or any newly formed subsidiaries or consolidated affiliated entities incurs debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries and consolidated entities are permitted to pay dividends only out of their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our PRC subsidiaries, consolidated affiliated entities and their subsidiaries, except for our joint venture, are required to set aside a portion of their respective after-tax profits each year to fund a statutory reserve. Our PRC subsidiaries and consolidated entities may also set aside a portion of their respective after-tax profits to fund the employee welfare fund at the discretion of the board of directors or the enterprise itself. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of these subsidiaries or consolidated affiliated entities, as applicable.

C. Trend Information

Other than as disclosed elsewhere in this Form 6-K, we are not aware of any trends, uncertainties, demands, commitments or events for the six months ended September 30, 2023 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

D. Critical Accounting Estimates.

Our discussion and analysis of our financial condition and results of operations relates to our unaudited condensed consolidated financial statements, which have been prepared in accordance with United States of America generally accepted accounting principles (“U.S. GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

For a detailed discussion of our significant accounting policies and related judgments, please see “Note 2—Summary of Significant Accounting Policies” of our unaudited condensed consolidated financial statements included elsewhere in this Form 6-K. You should read the following description of critical accounting estimates in conjunction with our unaudited condensed consolidated financial statements and other disclosures included in this Form 6-K.